UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 8

AMERICAN EAGLE OUTFITTERS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02553E 10 6

(CUSIP Number)

Irwin A. Bain, Esq.

Schottenstein Stores Corporation

1800 Moler Road

Columbus, Ohio 43207

614-449-4332

With a copy to:

Robert J. Tannous, Esq.

Porter, Wright, Morris & Arthur LLP

41 South High Street

Columbus, OH 43215

614-227-1953

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box   ☐

CUSIP No. 02553E 10 6

Page - 2 –

1.	Names of Reporting Person: Ann Schottenstein Deshe S.S. or I.R.S. Identification No. of Above Individual (optional): N/A
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds: 00
5.	Check Box if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 6,467,308 9. Sole Dispositive Power: 2,597,554 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,467,308
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 4.3%
14.	Type of Reporting Person: IN

CUSIP No. 02553E 10 6

Page - 3 –

ITEM 1.	Security and Issuer

	(a)	Title of Class of Securities: Common Stock, $0.01 par value
	(b)	Name of Issuer: American Eagle Outfitters, Inc.
	(c)	Address of Issuer’s Principal Executive Offices:
150 Thorn Hill Drive
Warrendale, Pennsylvania 15086-7528

ITEM 2.	Identity and Background

	(a)	Ann Schottenstein Deshe
	(b)	393 N. Columbia Ave., Bexley, Ohio 43209
	(c)	N/A
	(d)	Criminal convictions: Not applicable
	(e)	Civil proceedings: Not applicable
	(f)	Citizenship: United States Citizens

ITEM 3.	Source and Amount of Funds or Other Consideration

Not applicable.

ITEM 4.	Purpose of Transaction

Not applicable.

ITEM 5.	Interest in Securities of the Issuer

	(a)	Amount Beneficially Owned: 6,467,308 shares; Percent of Class: 4.3% (These shares are held in trusts for the benefit of family members as to which Ms. Deshe is either Trustee or Trust Advisor.)

	(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0 shares
(ii) Shared power to vote or to direct the vote: 6,467,308 shares
(iii) Sole power to dispose or to direct the disposition of: 2,597,554 shares
(iv) Shared power to dispose or to direct the disposition of: 0 shares

	(c)	Transactions effected during the last 60 days by Ms. Deshe and by family trusts in which Ms. Deshe acts as either trustee or trust advisor: None

	(d)	Another’s right to receive dividends: Not applicable

	(e)	Date ceased to be a 5% owner: June 14, 2006

CUSIP No. 02553E 10 6

Page - 4 –

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Jay L. Schottenstein, Ms. Deshe, Susan Schottenstein Diamond, and Geraldine Schottenstein Hoffman entered into a Statement of Understanding dated as of March 31, 1999, by which each would advise the others a reasonable time prior to making sales of shares of the issuer's stock, and cooperate in effectuating sales of such shares, through a brokerage firm reasonably acceptable to each of them. If there are limits on the number of shares that may be sold at such time, the parties agreed that sales would be made pro rata in accordance with each individual's ownership of the issuer shares.

By letter dated June 5, 2006 addressed to Mr. Schottenstein, Ms. Diamond and Ms. Hoffman, Ms. Deshe withdrew her participation in the Statement of Understanding dated as of March 31, 1999 and thereby terminated her membership in the group within the meaning of Section 13(d)(3) of the Act. The letter was agreed to and accepted by Mr. Schottenstein, Ms. Diamond and Ms. Hoffman on June 14, 2006.

ITEM 7.	Materials to Be Filed as Exhibits

A "Statement of Understanding", dated as of March 31, 1999, entered into by Mr. Schottenstein, Ms. Deshe, Ms. Diamond, and Ms. Hoffman, was previously filed and incorporated herein by reference.

A letter dated as of June 5, 2006 from Ms. Deshe to Mr. Schottenstein, Ms. Diamond and Ms. Hoffman withdrawing Ms. Deshe's participation in the "Statement of Understanding" dated as of March 31, 1999.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 22, 2006	/s/ Ann Schottenstein Deshe
Ann Schottenstein Deshe

EXHIBIT A

Ann S. Deshe

393 N. Columbia Ave.

Bexley, Ohio 43209

June 5, 2006

Jay L. Schottenstein

c/o 1800 Moler Rd.

Columbus OH 43207

Mrs. Susan S. Diamond

320 Parkview

Bexley OH 43209

Mrs. Geraldine Schottenstein Hoffman

For herself and Lori Schottenstein

490 N. Columbia

Bexley OH 43209

Dear Jay, Susan and Geraldine:

Effective as of the date of this letter, I hereby withdraw my participation in the Statement of Understanding dated April 7, 1999, as filed with the Securities and Exchange Commission (SEC file no. 005-49559), regarding the notification to you and from you with respect to the sales of shares of American Eagle Outfitters stock and all other terms and conditions of said Statement of Understanding.

Very truly yours,

/s/ Ann S. Deshe
Ann S. Deshe

Agreed to by:

/s/ Jay L. Schottenstein

Jay L. Schottenstein

/s/ Susan S. Diamond

Susan S. Diamond

/s/ Geraldine Schottenstein Hoffman

Geraldine Schottenstein Hoffman

For herself and on behalf of Lori Schottenstein